Exhibit 99.1

Schedule A

The source of funds for all purchases below by the Reporting Person was from personal funds. For each of the transactions below that occurred in multiple trades on the same day, the Reporting Person hereby undertakes to provide full information regarding the number of shares and prices at which the transactions were effected upon request to the staff of the SEC, the Issuer, or a security holder of the Issuer.

Date of Transaction	Person Effecting the Transaction	Nature of Transaction	Number of Securities	Avg, Price per Share	Price Range
03/26/2026	Leonard M. Tannenbaum	Purchase of Common Stock	19,729	$2.60	n/a
03/27/2026	Leonard M. Tannenbaum	Purchase of Common Stock	4,300	$2.60	n/a
03/31/2026	Leonard M. Tannenbaum	Purchase of Common Stock	29,040	$2.76	$2.67 - $2.81
05/14/2026	Leonard M. Tannenbaum	Purchase of Common Stock	90,600	$2.84	$2.78 - $2.86